October 19, 2006

Mr. James Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Covance Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 1, 2006

Via EDGAR Transmission

Dear Mr. Rosenberg:

Set forth below is the response of Covance Inc. to the follow up telephonic comment received from Ms. Sasha Parikh of the Securities and Exchange Commission (the “Commission”) on October 12, 2006, in response to our August 23, 2006 reply to the SEC’s initial comment letter dated July 26, 2006, concerning the Company’s Form 10-K for the fiscal year ended December 31, 2005. Ms. Parikh’s comment pertained to comment number 2 of the comment letter set forth below:

Comment — Segment Information:

Explain to us why you do not provide the disclosure required by paragraph 37 of FAS 131 or provide us, in disclosure-type format, the required disclosure.

Response:

We will include the enterprise-wide disclosure of revenue from external customers for each of our significant revenue generating service areas in future Annual Reports on Form 10-K.  For the years ended December 31, 2005, 2004 and 2003 that disclosure would have been as follows:

($’s in Millions)

Service	2005	2004	2003
Pre-Clinical Laboratory Testing Services	$445.5	$388.1	$315.6
Central (Clinical) Laboratory Testing Services	305.1	235.0	259.0
Clinical Development Services	177.9	175.6	158.7
All Other Services	264.5	221.7	207.0
Net Revenue	$1,193.0	$1,020.4	$940.3

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

/s/ Ross A. Hyams
Ross A. Hyams
Associate General Counsel

cc:	Sasha Parikh, Securities and Exchange Commission
Lisa Vanjoske, Securities and Exchange Commission